PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:

Cash	$	113,602
Securities purchased under agreements to resell		6,812,666
Receivable from brokers, dealers, and clearing organizations		67,056
Other assets		456
Receivable from affiliate		392
Total assets	$	6,994,172

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Securities sold under agreements to repurchase	$	6,839,802
Payable to affiliates		22,245
Other liabilities		211
Payable to brokers and dealers		52
Total liabilities		6,862,310
Member's capital		131,862
Total liabilities and member's capital	$	6,994,172

See notes to statement of financial condition.